SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*

                        Continental Airlines, Inc.
                             (Name of Issuer)

                           Class A Common Stock
                      (Title of Class of Securities)

                                 210795209
                              (CUSIP Number)

                             James J. O'Brien
                        201 Main Street, Suite 2420
                         Fort Worth, Texas  76102
                              (817) 871-4000
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             January 25, 1998
          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Class A shares reported herein is 8,532,166, which constitutes approximately 74.5% of the total number of Class A shares outstanding. The foregoing ownership percentages set forth herein assume that there are 11,445,532 shares of the Class A Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of outstanding shares of Class A Common Stock as reported in the Issuer's most recent quarterly report was 8,406,064.

1.   Name of Reporting Person:

     Air Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/
3.   SEC Use Only

4.   Source of Funds:  OO-Partnership Contributions

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                           / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:
                         Class A - 5,263,188 (1)
Number of
Shares
Beneficially             8.   Shared Voting Power: -0-
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 5,263,188 (1)
Person With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,302,656 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                       /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 72.5% (2)(3)

14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, 1992 Air GP and Air II General, Inc. Additionally, the voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,445,532 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     1992 Air GP

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/
3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: -0-

Number of           8.   Shared Voting Power:
Shares                        Class A - 5,263,188 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power: -0-
Reporting
Person With

                    10.  Shared Dispositive Power:
                         Class A - 5,263,188 (1)(2)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,302,656(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 72.5% (3)(4)

14.  Type of Reporting Person: PN

-------------
(1) Power is exercised through its majority general partner, 1992 Air, Inc.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
     Item 6 hereof.
(3) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,445,532 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     Air II General, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:  -0-

Number of           8.   Shared Voting Power:
Shares                        Class A - 5,263,188 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power: -0-
Reporting
Person With              10.  Shared Dispositive Power:
                         Class A - 5,263,188 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,302,656 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 72.5% (3)(4)

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling shareholder, David
     Bonderman.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
     Item 6 hereof.
(3) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,445,532 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     1992 Air, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:
                         Class A - 213,110 (1)

Number of           8.   Shared Voting Power:
Shares                        Class A - 5,263,188 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 213,110 (1)
Person With
                    10.  Shared Dispositive Power:
                         Class A - 5,263,188 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,515,766 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 74.4% (3)(4)

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling shareholder, David
     Bonderman.
(2) Solely in its capacity as the majority general partner of 1992 Air GP with respect to 5,263,188 shares. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(3) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,445,532 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     David Bonderman

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.

                    7.   Sole Voting Power:
                         Class A - 16,400 (1)
                         Class B - 862,933 (2)

Number of           8.   Shared Voting Power:
Shares                        Class A - 5,263,188 (3)
Beneficially
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 16,400 (1)
Person With                   Class B - 862,933 (2)

                    10.  Shared Dispositive Power:
                         Class A - 5,263,188 (3)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,532,166 (1)(3)(4)
                    Class B - 871,933 (2)(7)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 74.5% (4)(5)
                    Class B - 1.7% (2)(6)(7)

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 16,400 shares.
(2) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 682,448 shares of the Issuer's Class B Common Stock.
(3) Solely in his capacities as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to 5,480,000 shares Class A Common Stock held by Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(4) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,445,532 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 50,298,587 shares of Class B Common Stock outstanding which includes the director options held by Mr. Bonderman.
(7) Includes 9,000 shares of Class B Common Stock that may be acquired by Mr. Bonderman upon the exercise of outside director stock options.

1.   Name of Reporting Person:

     Bonderman Family Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  WC

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:
                         Class A - 16,400 (1)
                         Class B - 682,448 (1)

Number of           8.   Shared Voting Power:
Shares                        Class A - 88,979 (2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 16,400 (1)
Person With                   Class B - 682,448 (1)

                    10.  Shared Dispositive Power:
                         Class A - 88,979 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 156,764 (2)(3)
                    Class B - 682,448

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 1.9% (3)(4)
                    Class B - 1.4% (5)

14.  Type of Reporting Person: PN

------------
(1)  Power is exercised through its general partner, David Bonderman.
(2) Bonderman Family Limited Partnership also holds a limited partnership interest in Air Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interest. Pursuant to Rule 13d-4 under the Act, Bonderman Family Limited Partnership disclaims beneficial ownership of all such shares.
(3) Includes 51,385 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 8,457,449 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(5) Percentage is based on 50,289,587 outstanding shares of Class B Common Stock, as reported in the Issuer's most recent quarterly report.

1.   Name of Reporting Person:

     Bondo Air Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: -0-
Number of
Shares                   8.   Shared Voting Power:
Beneficially                  Class A - 889,805 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person With
                    10.  Shared Dispositive Power:
                         Class A - 889,805 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 1,403,664 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /X/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 15.7% (2)(3)

14.  Type of Reporting Person: PN

-----------
(1)  Solely in its capacity as a limited partner of Air Partners, L.P.
     On the basis of certain provisions of the Partnership Agreement, Bondo Air Limited Partnership ("Bondo Air") may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.
(2) Includes 513,859 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 8,919,923 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     Alfredo Brener

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6. Citizenship or Place of Organization: Alfredo Brener is a citizen of Mexico.

                    7.   Sole Voting Power: -0-

Number of
Shares                   8.   Shared Voting Power:
Beneficially                  Class A - 876,458 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person With

                    10.  Shared Dispositive Power:
                         Class A - 876,458 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 1,382,609 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 15.5% (2)(3)

14.  Type of Reporting Person: IN

------------
(1) Because Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Alfredo Brener may be deemed to beneficially own 98.5% of the shares of Class A Common Stock beneficially owned by Bondo Air or that may be deemed to be beneficially owned by Bondo Air that are attributable to Bondo Air's limited partnership interest in Air Partners. Pursuant to Rule 13d-4 under the Act, Mr. Brener disclaims beneficial ownership of all such shares.
(2) Includes 506,151 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to 98.5% of the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 8,912,215 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 8, 1995, as amended by Amendment No. 1 dated August 11, 1995, Amendment No. 2 dated April 3, 1996, Amendment No. 3 dated April 26, 1996, Amendment No. 4 dated May 13, 1996, Amendment No. 5 dated December 6, 1996 and Amendment No.
6 dated June 6, 1997 (the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), of Continental Airlines, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended and restated as follows:

     On January 25, 1998, Air Partners entered into an Investment
Agreement (the "Investment Agreement") among Northwest Airlines Corporation ("Northwest"), Newbridge Parent Corporation, a wholly owned subsidiary of Northwest ("Holdco Sub"), Air Partners, the partners of Air Partners, Bonderman Family, Air, Inc. and Air Saipan, Inc. Pursuant to the Investment Agreement, Bonderman Family, Air, Inc. and Air Saipan, Inc. (collectively, the "Transferors") will exchange all of the Class A Stock of the Issuer directly owned by them, and the partners in Air Partners will exchange all of their partnership interests in Air Partners, for shares of the common stock of Holdco Sub and cash upon the terms and subject to the conditions set forth therein. The Investment Agreement contemplates that, simultaneously with the closing of the exchange, a wholly owned subsidiary of Holdco Sub will merge with and into Northwest in a transaction in which the outstanding capital stock of Northwest will be converted into equivalent capital stock of Holdco Sub having the same rights and preferences as the converted shares of Northwest capital stock and Northwest will become a wholly owned subsidiary of Holdco Sub.

     Pursuant to the Investment Agreement, the Reporting Persons agreed
(i) that Air Partners will, prior to the closing of the transactions contemplated by the Investment Agreement (the "Closing"), exercise all warrants owned by it to purchase shares of the Issuer's Class A Stock subject to Air Partners' receipt of a loan from Northwest or Holdco Sub in an amount equal to the aggregate exercise price ($28,356,015.00) of the warrants, (ii) until the first anniversary of the Closing, not to solicit, initiate or otherwise encourage any inquires, offers or proposals regarding any merger, reorganization, consolidation, business combination or other fundamental corporate transactions involving the Issuer or to otherwise take any action that could reasonably be expected to prevent or interfere with the consummation of the transactions contemplated by the Investment Agreement or the entry by the Issuer and Northwest into a strategic worldwide operating alliance, (iii) not to sell any shares of the Issuer's Class A stock or warrants except as contemplated by the Investment Agreement, and (iv) to vote or cause to be voted all shares of the Issuer's Class A Stock owned by them against, among other things, any business combination (other than a business combination with Northwest or its affiliates) involving the Issuer, any change in the Board of Directors of the Issuer or any material change in the Issuer's corporate structure or business. In addition, the Reporting Persons granted to Robert L. Friedman, as designee of Northwest, a proxy to vote their shares of the Issuer's Class A Stock in a manner consistent with the voting agreements set forth in the Investment Agreement.

     If, prior to the fifth anniversary of the Closing, Holdco Sub, Northwest or Air Partners intends to transfer to a third party any shares of the Issuer's Class A Stock held by them as of the Closing, then Air, Inc. has the right under the Investment Agreement to receive notice of any such proposed transfer and to negotiate in good faith with the transferor regarding the terms of a transaction in which Air, Inc. would acquire the securities to be transferred.

     Each partner of Air Partners and each Transferor must elect to receive either $60.82 or 1.2079 shares (the "Share Exchange Ratio") of Holdco Sub Class A Common Stock in exchange for each share of the Issuer's Class A Stock attributable to such partner's partnership interest in Air Partners and for each share of the Issuer's Class A Common Stock, if any, owned directly by such Transferor; provided that no more than 40% of the total exchange consideration, valuing the Share Exchange Ratio at $60.82, received in the exchange will consist of shares of Holdco Sub Class A Common Stock.

     The foregoing description of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement, a copy of which is attached hereto as Exhibit 4.11.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:

     (a)

     AIR PARTNERS

     The aggregate number of shares of the Class A Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 8,302,656, which constitutes approximately 72.5% of the 11,445,532 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     1992 AIR GP

     Because of its position as one of two general partners of Air
Partners, 1992 Air GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,302,656 shares of the Class A Stock, which constitutes approximately 72.5% of the 11,445,532 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     AIR II

     Because of its position as one of two general partners of Air
Partners, Air II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,302,656 shares of the Class A Stock, which constitutes approximately 72.5% of the 11,445,532 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     AIR, INC.

     Because of its position as one of two general partners of 1992 Air
GP, and because of its direct ownership of 213,110 shares of the Class A Stock, Air, Inc. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 8,515,766 shares of the Class A Stock, which constitutes approximately 72.5% of the 11,445,532 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     BONDERMAN

     Because of his position as the controlling shareholder of each of Air
II and Air, Inc., and as the general partner of Bonderman Family, and because he holds director stock options to acquire 9,000 shares of the Class B Stock, and because of his direct ownership of 180,483 shares of the Class B Stock, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 8,532,116 shares of the Class A Stock, which constitutes approximately 74.5% of the 11,445,532 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) an aggregate 871,933 shares of the Class B Stock, which constitutes approximately 1.7% of the 50,298,587 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     BONDERMAN FAMILY

     The aggregate number of shares of the Class A Stock that Bonderman
Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 156,764, 16,400 shares of which Bonderman Family owns directly and 140,364 shares of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. In the aggregate, such shares of Class A Stock constitute approximately 1.9% of the 8,457,449 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Bonderman Family owns, beneficially, pursuant to Rule 13d-3 under the Act, is 682,448 which constitutes approximately 1.4% of the 50,289,587 shares of such stock outstanding. Pursuant to Rule 13d-4 under the Act, Bonderman Family disclaims beneficial ownership of all such shares attributable to Bonderman Family's limited partnership interest in Air Partners.

     BONDO AIR

     Because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 1,403,664 shares of the Class A Stock, which constitutes approximately 15.7% of the 8,919,923 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares attributable to Bondo Air's limited partnership interest in Air Partners.

     BRENER

     Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 1,382,609 shares of the Class A Stock, which constitutes approximately 15.5% of the 8,912,215 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Brener disclaims beneficial ownership of all such shares attributable to Bondo Air's limited partnership interest in Air Partners.

     To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Class A Stock or the Class B Stock.

     (b)

     AIR PARTNERS

     Acting through its two general partners, Air Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of the Class A Stock. Additionally, the voting and dispositive power with respect to such shares of Class A Common Stock held by Air Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners as further described in Item 6 hereof.

     1992 AIR GP

     In its capacity as one of two general partners of Air Partners, and acting through its majority general partner, 1992 Air GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of the Class A Stock.

     AIR II

     In its capacity as one of two general partners of Air Partners, and acting through its controlling shareholder, Air II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of the Class A Stock.

     AIR, INC.

     In its capacity as the majority general partner of 1992 Air GP, and acting through its controlling shareholder, Air, Inc. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of the Class A Stock. Air, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 213,110 shares of the Class A Stock.

     BONDERMAN

     In his capacity as the controlling shareholder of each of Air II and Air, Inc., Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,263,188 shares of the Class A Stock. In his capacity as the controlling shareholder of Air, Inc., Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an additional 213,110 shares of the Class A Stock. In his capacity as sole general partner of Bonderman Family, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of the Class A Stock and 682,448 shares of the Class B Stock. Bonderman also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 180,483 shares of Class B Stock owned directly by him. Additionally, because of Bonderman's ownership of direct and indirect limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Class A Stock beneficially owned by Air Partners attributable to such limited partnership interests in Air Partners.

     BONDERMAN FAMILY

     Acting through its sole general partner, Bonderman Family has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of the Class A Stock and 682,448 shares of the Class B Stock. Additionally, because of its ownership of a limited partnership interest in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman Family may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 88,979 shares of Class A Stock.

     BONDO AIR

     In its capacity as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 889,805 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners.

     BRENER

     Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 876,458 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners.

     (c) As reported in Item 4 herein, on January 25, 1998, Air Partners and certain other of the Reporting Persons entered into the Investment Agreement.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Class A Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following:

     The response to Item 4 above is hereby incorporated by reference.

     Except as disclosed in this Schedule 13D (including the original
Schedule 13D filing, as amended), the Reporting Persons know of no contracts, arrangements, understandings or relationships between or among themselves, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 4.11 Investment Agreement dated as of January 25, 1998, among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners and the other parties named therein, filed herewith.

Exhibit 99.1   Agreement pursuant to Rule 13d-1(l)(iii), filed herewith.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated: January 30, 1998


                              AIR PARTNERS, L.P.

                              By:  1992 AIR GP,
                                   General Partner

                                   By:  1992 AIR, INC.,
                                        General Partner


                                        By:/s/James J. O'Brien
                                              James J. O'Brien,
                                              Vice President

                              1992 AIR GP

                              By:  1992 AIR, INC.,
                                   General Partner


                                   By:/s/James J. O'Brien
                                         James J. O'Brien,
                                         Vice President

                              AIR II GENERAL, INC.

                              By:/s/James J. O'Brien
                                    James J. O'Brien,
                                    Vice President

                              1992 AIR, INC.

                              By:/s/James J. O'Brien
                                    James J. O'Brien,
                                    Vice President

                              /s/James J. O'Brien
                              James J. O'Brien,
                              Attorney-in-Fact for each of:
                              DAVID BONDERMAN (1)
                              ALFREDO BRENER (2)

                              BONDERMAN FAMILY LIMITED PARTNERSHIP

                              By:  David Bonderman, general partner


                              By:/s/James J. O'Brien,
                              Attorney-in-Fact for DAVID BONDERMAN(1)



                              BONDO AIR LIMITED PARTNERSHIP

                              By:  1992 AIR, INC.,
                                   General Partner

                                   By:/s/James J. O'Brien
                                        James J. O'Brien,
                                        Vice President


(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.

(2) A Power of Attorney authorizing James J. O'Brien to act on behalf of Alfredo Brener was previously filed with the Commission.

                               EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

   4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, previously filed.

   4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.4 Form of Lock Up Agreement between Air Partners and Goldman Sachs International, previously filed.

   4.5 Form of Lock Up Agreement between each Partner of Air Partners and the Issuer, previously filed.

   4.6 Form of Assignment of Registration Rights by Air Partners in favor of each Partner of Air Partners, previously filed.

   4.7 Amendment to Subscription and Stockholders' Agreement, dated as of April 19, 1996, among Air Partners, Air Canada and the Issuer, previously filed.

   4.8 Amended and Restated Registration Rights Agreement, dated as of April 19, 1996 among the Issuer, Air Partners, and Air Canada, previously filed.

   4.9 Warrant Purchase Agreement, dated as of May 2, 1996, by and between the Issuer and Air Partners, previously filed.

   4.10 Warrant Purchase Agreement, dated as of May 27, 1997, by and between the Issuer and Air Partners filed herewith.

   4.11        Investment Agreement dated as of January 25, 1998, among
          Northwest Airlines Corporation, Newbridge Parent Corporation,    Air
          Partners and the other parties named therein, previously    filed.

  24.1 Power of Attorney dated August 7, 1995, by Alfredo Brener, previously filed.

  99.1         Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

  99.2 Amended and Restated Limited Partnership Agreement of Air Partners, L. P., together with the first amendment thereto, previously filed.

  99.3 Second and Third Amendments to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P., previously filed.